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February 12, 2007

                                                    Mayer, Brown, Rowe & Maw LLP
                                                                   1675 Broadway
                                                   New York, New York 10019-5820

                                                         Main Tel (212) 506-2500
                                                         Main Fax (212) 262-1910
Max A. Webb, Esq., Assistant Director                     www.mayerbrownrowe.com
Division of Corporation Finance
Securities and Exchange Commission                              Paul A. Jorissen
100 F Street, N.E.                                     Direct Tel (212) 506-2555
Washington, D.C.  20549                                Direct Fax (212) 849-5555
                                                    pjorissen@mayerbrownrowe.com

Re:      Residential Funding Mortgage Securities II, Inc.
         Form S-3 Relating to Home Equity Loan Pass-
         Through Certificates and Asset-Backed Notes

Dear Mr. Webb:

On behalf of Residential Funding Mortgage Securities II, Inc. (the "Depositor"), we have caused to be filed with you electronically on EDGAR the above-referenced Registration Statement on Form S-3 (the "RFMSII Registration Statement").

Two courtesy copies of the RFMSII Registration Statement in printed format are being forwarded to your attention. Each form of prospectus supplement and the base prospectus contained in the courtesy copies have been marked to indicate changes from the Depositor's prior registration statement on Form S-3 (Registration Statement No. 333-131196) that became effective March 31, 2006. As you will note from the marked copy, the revisions to the base prospectus relate primarily to (i) the change in form of organization of the sponsor, the master servicer and certain other affiliated entities, (ii) the mechanics regarding delivery of certain mortgage loan documents, (iii) certain tax disclosure and
(iv) certain ERISA disclosure. The courtesy copies also contain each of the exhibits to the RFMSII Registration Statement being filed herewith.

We have been advised that payment of the filing fee in the amount of $107 has been made to the Securities and Exchange Commission (the "Commission") by the Depositor on February 8, 2007.

Please be advised that the sponsor under the RFMSII Registration Statement is Residential Funding Company, LLC ("RFC"). RFC is also the sponsor under the registration statement of Residential Accredit Loans, Inc. (the "RALI Registration Statement"). RFC was a participant in the Commission's Regulation AB pilot program and we believe the comment process with respect to the RALI Registration Statement was completed to the satisfaction of the Commission. The RALI Registration Statement also contemplates the securitization of residential mortgage loans. Changes have been made, as appropriate, to the RFMSII Registration Statement to conform to the RALI Registration Statement.

  Berlin Brussels Charlotte Chicago Cologne Frankfurt Hong Kong Houston London
              Los Angeles New York Palo Alto Paris Washington, D.C. Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

    February 12, 2007
    Page 2

If you have any questions or require any additional information with respect to this filing, please do not hesitate to contact Julianne Linder (952) 857-6463 or me at (212) 506-2555.

Very truly yours,
/s/ Paul A. Jorissen

Paul A. Jorissen

cc:      Julianne Linder (RFC internal counsel)
         Terry Schiff
         Angela L. Clark
         Katharine Crost

Enclosures